Exhibit 99.1

NOTICE TO THE MARKET

GERDAU S.A. (Bovespa: GGBR; NYSE: GGB; Latibex: XGGB) hereby announces that the Form 20-F relating to the fiscal year ended December 31, 2008 was filed with the U.S. Securities and Exchange Commission (SEC) and the Securities and Exchange Commission of Brazil (CVM) and is available at the Company’s Investor Relations Website (www.gerdau.com/investidores).

Shareholders may request a free copy of the Form 20-F from the IR team by sending an email to inform@gerdau.com.br or by calling +55 51 3323-2703.

The Company also informs that the contents of the Form 20-F comply with the International Financial Reporting Standards (IFRS) established by the International Accounting Standards Board (IASB), in yet another effort by the Company to maintain its excellence in corporate governance standards.

Rio de Janeiro, July 21, 2009

Osvaldo Burgos Schirmer

Executive Vice-President and

Investor Relations Officer